                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                            Johnston Industries, Inc.

--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $.10 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361619107

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                                (CUSIP Number)

                     Estate of David L. Chandler, Deceased
                               c/o John Rau, Esq.
                 Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
                      777 S. Flagler Drive, Suite 500 East
                         West Palm Beach, Florida 33401
                                 (561) 655-1980

--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 22, 1998

--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




                        (Continued on following pages)
                            (Page 1 of 8 Pages)

CUSIP NO.     361619107                13D      PAGE    2     OF    8    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
              The Estate of David L. Chandler, deceased
          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              65-6277523
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF and OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    5,174,239
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,174,239
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,174,239
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.27%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          ---------------------------------------------------------------------




                         (Continued on following pages)
                              (Page 2 of 8 Pages)

CUSIP NO.    371719107                 13D      PAGE    3     OF    8    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
              Allyn P. Chandler
          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    750
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     5,174,239(1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   750
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               5,174,239(1)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,174,989(1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.27%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------



(1) Includes 5,174,239 shares held by The Estate of David L. Chandler, deceased.



                         (Continued on following pages)
                              (Page 3 of 8 Pages)

CUSIP NO.       371719107              13D      PAGE    4     OF    8    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
              Ann P. Chandler
          SS. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
             State of Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    93,058
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     5,174,239(1)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   93,058
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               5,174,239(1)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,267,297(1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          ---------------------------------------------------------------------


(1) Includes 5,174,239 shares held by The Estate of David L. Chandler, deceased.



                         (Continued on following pages)
                              (Page 4 of 8 Pages)

Item 1.  SECURITY AND ISSUER

         The class of equity security to which this Schedule 13D relates is the Common Stock, par value $.10 per share ("Johnston Common Stock"), of Johnston Industries, Inc., a Delaware corporation ("Johnston" or the "Issuer"). The principal executive offices of Johnston are located at 105 Thirteenth Street, Columbus, Georgia 31901.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed by the Estate of David L. Chandler, deceased (the "Estate"), as a result of Mr. Chandler's death on August 21, 1998. The Estate was opened with the Probate Court on September 22, 1998. The Estate's address is P.O. Box 1350, Hobe Sound, Florida 33475. The personal co-representatives of the Estate are Ann P. Chandler and Allyn P. Chandler. During the last five years, neither Ann P. Chandler, nor Allyn P. Chandler has been convicted in any criminal proceeding nor have they been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and neither was nor is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Ann P. Chandler and Allyn P. Chandler are both citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Schedule 13D is being filed as a result of Mr. Chandler's death. The securities were acquired by The Estate by operation of law upon the death of Mr. Chandler. Therefore, this item is not applicable.

Item 4.  PURPOSE OF TRANSACTION

         The purpose of the transactions to which this Schedule 13D relates are as follows:

         The securities were acquired by the Estate as a result of David L. Chandler's death. On October 22, 1998, Allyn P. Chandler was appointed a director of Johnston. No other management changes were made. There are no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of September 22, 1998, the Estate acquired sole voting and investment power in the following shares of Johnston Common Stock:



                         (Continued on following pages)
                              (Page 5 of 8 Pages)

      Number of Shares of
            Johnston
          Common Stock                 Ownership            Nature of Ownership
      -------------------              ---------            -------------------
            368,964                     Direct                 ----------------
           3,588,704                   Indirect                      (2)



          Options for
            Johnston
          Common Stock               Exercise Price            Expiration Date
          ------------               --------------            ---------------
            180,000                       $5.56                    8/21/99
             99,816                        2.50                    8/21/99
             15,000                        8.25                    8/21/99
             12,000                        7.50                    8/21/99
            123,154                       3.624                    8/21/99
            206,560                       1.979                    8/21/99


    Term Convertible Notes
  Convertible into Shares of
    Johnston Common Stock
  --------------------------
          580,041

----------------------------

         Total: 5,174,239 shares beneficially owned by the Estate as of September 22, 1998. This amount equals 43.27% of the outstanding shares of the Issuer, based on the shares outstanding as of July 4, 1998 (as reported in the Issuer's Form 10-Q filed with the SEC on August 18, 1998).

         Ann P. Chandler currently holds no shares of the Issuer directly. Ann Chandler, as beneficiary, has the right to acquire within 60 days sole voting and dispositive power of 93,058 shares of Johnston Common Stock consisting of 69,693 shares issuable upon conversion of term notes held by the Johnston Industries, Inc. Deferred Compensation Trust, and 21,195 shares issuable upon conversion of term notes held by the Jupiter Industries, Inc. Deferred Compensation Trust.

-------------------------
(2) Held by GRM Industries, Inc., a wholly-owned subsidiary of Redlaw Industries, Inc. ("Redlaw"). As reported by the Estate on its Schedule 13D filed for Redlaw, the Estate beneficially owns approximately 67.7% of Redlaw Common Stock.



                         (Continued on following pages)
                              (Page 6 of 8 Pages)

         Allyn P. Chandler, personal co-representative of the Estate is president and chief executive officer of both Redlaw Industries, Inc. ("Redlaw") and GRM Industries, Inc. ("GRM"). Allyn P. Chandler holds 750 shares of Johnston Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Of the 3,588,704 shares of Johnston Common Stock held by GRM, 3,480,807 are pledged as security for GRM's loan from Comerica Bank in the amount of $7,614,885.72.

         Of the 368,964 shares of Johnston Common Stock held by the Estate, 247,789 shares are pledged as security for a loan with Chase Manhattan Bank in the amount of $749,057.49 and 21,675 shares are held in a margin account at Interstate/Johnson Lane against an outstanding balance of $36,376.99.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Loan Agreement between David L. Chandler and Chase Manhattan Bank dated September 27, 1995.




                         (Continued on following pages)
                              (Page 7 of 8 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D of the Estate of David L. Chandler, deceased, is true, complete and correct.


                                                    MARCH 3, 1999
                                          -------------------------------------
                                                        (Date)

                                          Estate of David L. Chandler, deceased



                                          By: /s/ ALLYN P. CHANDLER
                                              ---------------------------------
                                                        (Signature)

                                          Allyn P. Chandler, Co-Executor



                                          By: /s/ ANN P. CHANDLER
                                              ---------------------------------
                                                          (Signature)

                                          Ann P. Chandler, Co-Executor




                         (Continued on following pages)
                              (Page 8 of 8 Pages)